May 20, 2025

Nate Olmstead
Chief Financial Officer
Penguin Solutions, Inc.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
Cayman Islands, KY1-9008

       Re: Penguin Solutions, Inc.
           Form 10-K for the Fiscal Year Ended August 30, 2024
           Filed October 24, 2024
           Form 10-Q for the Quarterly Period Ended February 28, 2025 Filed April 2, 2025
           File No. 001-38102
Dear Nate Olmstead:

       We have reviewed your April 30, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 2,
2025 letter.

Form 10-Q for the Quarterly Period Ended February 28, 2025
Equity
Preferred Shares, page 20

1.     You appear to indicate that the    share issuance limitation    could
impact the
       conversion rights of the CPS holders. Please provide more details about the nature of this provision, including how this limitation could impact the CPS
holders    conversion
       rights and your obligation to CPS holders. Also, tell us how this provision impacted your accounting treatment of the CPS and your consideration of the guidance in ASC
       815-40-25-10.
 May 20, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impairment of Goodwill, page 31

2. Your response to prior comment 1 indicated that you now anticipate the wind down of certain aspects of the Penguin Edge reporting unit to be completed by approximately the end of 2025, and that the future impairment of the goodwill balance is probable.
       Please tell us the following:
           whether you anticipate the full impairment of the remaining $10 million goodwill balance in the foreseeable future. Explain your basis if you do not believe it should be fully impaired even after you complete the wind down of Penguin Edge business.
           how the probable impairment assumption factored into your current analysis that the fair value equals the carrying value at March 31, 2025.
           the methods and key assumptions you used to estimate the fair value of the
           Penguin Edge business in connection with your goodwill impairment assessment during the second quarter of 2025. See guidance in ASC 350-10-50-2.

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing